December 21, 2007

Melissa Fielder,

    Accounting Branch Chief,

        Division of Corporation Finance,

            Securities and Exchange Commission,

                100 F Street, N.E.,

                    Washington, D.C. 20549-4561.

Re:	Entrust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 000-24733

Dear Ms. Fielder:

I am writing in response to the Staff’s comment letter to Entrust, Inc. (the “Company”), dated December 12, 2007, relating to the Company’s Form 10-K (File No. 000-24733) (the “Annual Report”), filed on March 13, 2007.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

Note 2. Significant Accounting Policies

Revenue Recognition, page F-8

1. We note in your response to our prior comment 4 that for bundled arrangements involving the sale of web server certificates, since there is an ongoing service element and you are not able to establish VSOE of fair value for the software and service elements, you follow the guidance in paragraph 12 and 67 of SOP 97-2 and are

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recognizing revenue for the entire arrangement fee ratably over the period during which the services are expected to be performed. Note that under paragraph 67 of SOP 97-2, the entire arrangement fee should be recognized as the services are performed and if no pattern of performance is discernable, then the entire arrangement fee should be recognized on a straight-line basis over the period in which the services are expected to be performed. While we note revenues under these arrangements were not significant, clarify what these services represent and why you believe that recognizing revenue ratably over the period during which the service are expected to be performed is appropriate.

Response:

We believe that recognizing the revenue for web server certificates ratably over the period is appropriate, because there is no discernable pattern of performance of the services over the life of the certificate. As noted in our prior response, Entrust sells web server certificates with a 1 or 2 year life. One year certificates typically sell for $149 each and we are selling tens of thousands of certificates annually. The certificates are used by our customers to establish an encrypted SSL session between their end-user’s web browser and their web server to allow secure transfer of information such as credit card numbers.

Under the arrangement, Entrust performs four primary services, which are: validation, certificate issuance, certificate revocation and certificate revocation checking.

Validation

Validation occurs for each initial certificate purchase. Validation does not need to be repeated for additional certificate purchases for additional certificate purchases for the same internet domain. For example, the validation is the same for a customer who purchases one certificate for $149 as for a customer who purchases 100 certificates for $14,900. In addition, the validation is much less intensive on purchases in subsequent years. Therefore, even though each customer requires an initial validation check, the pattern of validation per certificate varies substantively from transaction to transaction depending on whether they are sold to new or existing customers.

Certificate issuance

Each certificate is issued by Entrust to our customer electronically. However, this process is highly automated and occurs at essentially zero cost to Entrust.

Revocation

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The third service is certificate revocation. Certificate revocation occurs when the customers’ private key has been lost or stolen, their password that protects the private key has been compromised, contents of the certificate are no longer valid (for example, the customer’s company name changes), or the certificate is being misused. The pattern of these events is inherently unpredictable.

Revocation checking

This service occurs from time to time whenever an end-user of one of our customers’ web server certificates (e.g. a consumer doing on-line banking) wants to validate that the web server with which they are communicating is still valid. To enable this service, Entrust must update its certificate revocation list on a daily basis, publish the list on the Internet and maintain Internet service connectivity with sufficient bandwidth. This is the most costly part of the service and again, it occurs in an inherently unpredictable pattern.

This summary of services demonstrates the unpredictable pattern of services that are performed over the life of a web server certificate and why the Company believes that the straight-line recognition of revenue over the life of the certificate is appropriate and in accordance with the guidance in SOP 97-2, paragraph 67.

2.	We note your response to our prior comment 6 where you state that IdentityGuard arrangements are accounted for as multiple element arrangements pursuant to paragraph 10 of SOP 97-2. You further state the fair value of the tokens is established based upon the price charged where the token is sold as an optional component (currently $5.00 US per token.). Please confirm the timing of when you recognize revenue for tokens versus the software for these types of arrangements (i.e., are there any instances where you recognize revenue for tokens prior to the delivery of software?). Additionally, please tell us why you believe you can support that the token has a fair value of $5.00 pursuant to paragraph 10 of SOP 97-2, given the token does not appear to have stand alone functionality.

Response:

The Company recognizes revenue for the tokens only once the IdentityGuard software has been delivered to the customer, assuming all other revenue recognition criteria have been satisfied. Further, the Company does not foresee a circumstance where the tokens would be delivered to a customer prior to the delivery of the IdentityGuard software. While the tokens were designed to be used only with the Company’s IdentityGuard software, the Company had planned and has sold the tokens on a standalone basis, into its significant base of customers that had purchased the IdentityGuard software prior to the tokens being available. Prior to offering its own tokens, the Company’s customers could

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purchase tokens separately from another vendor for use with IdentityGuard. This capability continues to exist and some of our customers do choose to deploy tokens from another vendor. The Company began selling the IdentityGuard software in its fourth fiscal quarter of 2004, while the tokens were not commercially available through the Company until the second fiscal quarter of 2007. Also, because the customers do not have to purchase the tokens at the time of purchasing the IdentityGuard software, customers have the option of procuring the tokens as a separate component at a later date, at the established price. Therefore, the Company believes it has a sufficient history of standalone token sales to establish VSOE of fair value for this element.

3.	We also note that you provide post contract support (PCS) under your IdentityGuard arrangements. Given that this is a new product, clarify whether you have established VSOE of fair value for PCS under these arrangements and your methodology for establishing VSOE given the fact that it would seem unlikely that the Company would have stand alone sales for PCS. Based on these standalone sales, the Company has established that the current VSOE of fair value for the tokens is $5.00 per token, at a “quantity 1” volume level. In addition, upon introduction of the tokens as a separate element in the marketplace, this price was established by the Company’s management with relevant authority to do so, since it was determined that it was probable that this price would not change prior to this introduction.

Response:

To clarify, the Company does offer PCS on the IdentityGuard software, but does not offer PCS on the tokens. As such, the Company does not charge the customer for PCS on the tokens, whether as part of a multiple element arrangement or as a standalone sale, since there are no such services to be provided related to this component. Therefore, the VSOE of fair value for PCS on the tokens is zero. Since the fourth quarter of 2004, the Company has sold PCS services and renewals for its IdentityGuard software and therefore has been able to establish the VSOE of fair value for PCS. In addition, the nature and scope of PCS services offered by the Company for the IdentityGuard software are substantially the same as those offered for all of its software products.

Note 13. Stock Based Compensation and Stock Options Plans, page F-28

4.

We note your response to our prior comment 10 and your analysis of SAB 107, specifically Section H, Question 1, which includes all disclosures required by paragraphs 64-65m 84, and A240-242 of SFAS 123(r). However, it appears that you have not addressed the required disclosures pursuant to paragraphs A240(c)(1) and

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A240(c)(2) for fiscal 2005 and 2004. Please tell us your consideration for these disclosure requirements.

Response:

The Company has reviewed Section H, Question 1 of SAB 107 and paragraphs A240(c)(1) and A240(c)(2) of SFAS 123R and agrees that the aggregate intrinsic value of options exercised, weighted average grant-date fair value for all equity instruments granted, total fair value of shares vested and the weighted average remaining contractual life should have been disclosed for 2004 and 2005. The Company will include this information in its next filing.

Note 19. Segment, Geographic and Major Customer Information

(c)    Major Customer Information, page F-39

5.	Please refer to prior comment 11. We note that you state in your disclosure on page F-39 that one customer accounted for 10% of total revenues for the twelve months ended December 31, 2005 and 2004. However, it appears that two customers, the US and Canadian governments, comprised greater than 10% of total revenues for fiscal 2005. Please revise this disclosure to be consistent in future filings.

Response:

The Company acknowledges the staff’s comments and will revise our disclosure in future filings to clearly indicate that there are two greater than 10% customers for fiscal 2005, as you noted.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and further acknowledges that the staff’s comments and/or proposed changes to our responses do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the enclosed materials, please feel free to call me at (972) 713-5811.

Sincerely,

/s/ David J. Wagner

David J. Wagner

SVP & Chief Financial Officer

Entrust, Inc.